TRAVELERS

INVESTMENT COMPANY BLANKET BOND
St. Paul Fire and Marine Insurance Company
St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)

DECLARATIONS

BOND NO. 490PB1983

Item 1. Name of Insured (herein called Insured):
Sentinel Group Funds, Inc.
Principal Address:
One National Life Drive
Montpelier, VT 05604

____________________________________________________________________________________________
Item 2. Bond Period from 12:01 a.m. on 07/29/08 to 12:01 a.m. on 07/29/09 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.
_____________________________________________________________________________________________
Item 3. Limit of Liability
Subject to Sections 9, 10, and 12 hereof:

		Deductible
	Limit of Liability	Amount
Insuring Agreement A - FIDELITY	$15,000,000	$15,000
Insuring Agreement B - AUDIT EXPENSE	$ 25,000	$0
Insuring Agreement C - PREMISES	$15,000,000	$15,000
Insuring Agreement D - TRANSIT	$15,000,000	$15,000
Insuring Agreement E - FORGERY OR ALTERATION	$15,000,000	$15,000
Insuring Agreement F - SECURITIES	$15,000,000	$15,000
Insuring Agreement G - COUNTERFEIT CURRENCY	$15,000,000	$15,000
Insuring Agreement H - STOP PAYMENT	$ 100,000	$15,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$ 100,000	$15,000
OPTIONAL COVERAGES ADDED BY RIDER:
Computer Systems	$15,000,000	$15,000
Facsimile Signatures	$15,000,000	$15,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring
Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted there from.
_____________________________________________________________________________________________
Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/ A

ICBOOl Rev. 7/04	Page 1 of 2
© 2004 The Travelers Companies, Inc.

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto:
Endorsements or Riders No. I through

ICB005 07-04, ICB010 07-04, ICB011 07-04, ICB014 07-04, ICB015 07-04, ICB016 07-04, ICB026 07-04,
ICB030 07-04, ICB032 07-04, ICB033 07-04, ICB034 07-04, ICB035 07-04, ICB036 07-04, ICB041 07-04,
ICB042 07-04, ICB064 07-04, MEL2555 03-05, MEL3281 05-05, MEL3983 02-06, MEL5282 07-07

_______________________________________________________________________________________________
Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) 490PB1635 such termination or cancellation to be effective as of the time this bond becomes effective.
______________________________________________________________________________________________
IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

Countersigned:

Authorized Representative	Countersigned At	/s/ Secretary	/s/ President

		Secretary	President

Countersignature Date

ICBOOI Rev. 7/04	Page 2 of 2
© 2004 The Travelers Companies, Inc.

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General
Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the
Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY	and the liability under this paragraph shall be in
Loss resulting from any dishonest or fraudulent	addition to the Limit of Liability stated in Insuring
act(s), including Larceny or Embezzlement,	Agreement (A) in Item 3 of the Declarations.
committed by an Employee, committed anywhere	(C) ON PREMISES
and whether committed alone or in collusion with	Loss of Property (occurring with or without
others, including loss of Property resulting from	negligence or violence) through robbery, burglary,
such acts of an Employee, which Property is held	Larceny, theft, holdup, or other fraudulent means,
by the Insured for any purpose or in any capacity	misplacement, mysterious unexplainable
and whether so held gratuitously or not and	disappearance, damage thereto or destruction
whether or not the Insured is liable therefor.	thereof, abstraction or removal from the
Dishonest or fraudulent act(s) as used in this	possession, custody or control of the Insured, and
Insuring Agreement shall mean only dishonest or	loss of subscription, conversion, redemption or
fraudulent act(s) committed by such Employee	deposit privileges through the misplacement or loss
with the manifest intent:	of Property, while the Property is (or is supposed
(a) to cause the Insured to sustain such loss; and	or believed by the Insured to be) lodged or
to obtain financial benefit for the Employee,	deposited within any offices or premises located
(b)or for any other Person or organization intended by	anywhere, except in an office listed in Item 4 of the
the Employee to receive such benefit, other than	Declarations or amendment thereof or in the mail
salaries, commissions, fees, bonuses, promotions,	or with a carrier for hire, other than an armored
awards, profit sharing, pensions or other employee	motor vehicle company, for the purpose of
benefits earned in the normal course of	transportation.
employment.	Office and Equipment
(B) AUDIT EXPENSE
Expense incurred by the Insured for that part of the	(1) loss of or damage to furnishings, fixtures,
costs of audits or examinations required by any	stationery, supplies or equipment, within any
governmental regulatory authority to be conducted	of the Insured's offices covered under this'
either by such authority or by an independent	bond caused by Larceny or theft in, or by
accountant by reason of the discovery of loss	burglary, robbery or hold-up of, such office, or
sustained by the Insured through any dishonest or	attempt thereat, or by vandalism or malicious
fraudulent act(s), including Larceny or	mischief; or
Embezzlement, of any of the Employees. The total	(2) loss through damage to any such office by
liability of the Underwriter for such expense by	Larceny or theft in, or by burglary, robbery or
reason of such acts of any Employee or in which	hold-up of, such office, or attempt thereat, or
such Employee is concerned or implicated or with	to the interior of any such office by vandalism
respect to any one audit or examination is limited	or malicious mischief provided, in any event,
to the amount stated opposite Audit Expense in	that the Insured is the owner of such offices,
Item 3 of the Declarations; it being understood,	furnishings, fixtures, stationery, supplies or
however, that such expense shall be deemed to be a	equipment or is legally liable for such loss or
loss sustained by the Insured through any	damage always excepting, however, all loss or
dishonest or fraudulent act(s), including Larceny or	damage through fire.
Embezzlement, of one or more of the Employees,	(D) IN TRANSIT

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Loss of Property (occurring with or without	excluding, however, any loss covered under
negligence or violence) through robbery, Larceny,	Insuring Agreement (F) hereof whether or not
theft, hold-up, misplacement, mysterious	coverage for Insuring Agreement (F) is provided
unexplainable disappearance, being lost or	for in the Declarations of this bond.
otherwise made away with, damage thereto or	Any check or draft (a) made payable to a fictitious
destruction thereof, and loss of subscription,	payee and endorsed in the name of such fictitious
conversion, redemption or deposit privileges	payee or (b) procured in a transaction with the
through the misplacement or loss of Property,	maker or drawer thereof or with one acting as an
while the Property is in transit anywhere in the	agent of such maker or drawer or anyone
custody of any person or persons acting as	impersonating another and made or drawn payable
messenger, except while in the mail or with a	to the one so impersonated and endorsed by anyone
carrier for hire, other than an armored motor	other than the one impersonated, shall be deemed
vehicle company, for the purpose of transportation,	to be forged as to such endorsement.
such transit to begin immediately upon receipt of	Mechanically reproduced facsimile signatures are
such Property by the transporting person or	treated the same as handwritten signatures.
persons, and to end immediately upon delivery	(F) SECURITIES
thereof at destination.	Loss sustained by the Insured, including loss
(E) FORGERY OR ALTERATION	sustained by reason of a violation of the
Loss through Forgery or alteration of or on:	constitution by-laws, rules or regulations of any
(1) any bills of exchange, checks, drafts,	Self Regulatory Organization of which the Insured
acceptances, certificates of deposit, promissory	is a member or which would have been imposed
notes, or other written promises, orders or	upon the Insured by the constitution, by-laws, rules
directions to pay sums certain in money, due	or regulations of any Self Regulatory Organization
bills, money orders, warrants, orders upon	if the Insured had been a member thereof,
public treasuries, letters of credit; or	(1) through the Insured's having, in good faith and
(2) other written instructions, advices or	in the course of business, whether for its own
applications directed to the Insured authorizing	account or for the account of others in any
or acknowledging the transfer: payment,	representative, fiduciary, agency or :my other
delivery or receipt of funds or Property, which	capacity, either gratuitously or otherwise,
instructions, advices or applications purport to	purchased or otherwise acquired, accepted or
have been signed or endorsed by any:	received, or sold or delivered, or given any
(a) customer of the Insured, or	value, extended any credit or assumed any
(b) shareholder or subscriber to shares whether	liability, on the faith of, or otherwise acted upon,
certificated or uncertificated of any	any securities, documents or other written
Investment Company, or	instruments which prove to have been:
(c) financial or banking institution or	(a) counterfeited, or
stockbroker,	(b) forged as to the signature of any maker,
but which instructions, advices or applications	drawer, issuer, endorser, assignor, lessee,
either bear the forged signature or endorsement or	transfer agent or registrar, acceptor, surety or
have been altered without the knowledge and	guarantor or as to the signature of any person
consent of such customer shareholder or subscriber	signing in any other capacity, or
to shares 0; financial or banking institution' or	(c) raised or otherwise altered or lost, or
stockbroker; or	stolen, or
(3) withdrawal orders or receipts for the	(2) through the Insured's having, in good faith and
withdrawal of funds or Property, or receipts or	in the course of business, guaranteed in writing
certificates of deposit for Property and bearing	or witnessed any signatures whether for valuable
the name of the Insured as issuer or of another	consideration or not and whether or not such
Investment Company for which the Insured	guaranteeing or witnessing is ultra vires the
acts as agent,	Insured, upon any transfers,

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assignments, bills of sale, powers of attorney,	For having either complied with or failed to
guarantees, endorsements or other obligations	comply with any written notice of any customer,
upon or in connection with any securities,	shareholder or subscriber of the Insured or any
documents or other written instruments and	Authorized Representative of such customer,
which pass or purport to pass title to such	shareholder or subscriber to stop payment of any
securities, documents or other written	check or draft made or drawn by such customer,
instruments; excluding losses caused by Forgery	shareholder or subscriber or any Authorized
or alteration of, on or in those instruments	Representative of such customer, shareholder or
covered under Insuring Agreement (E) hereof.	subscriber, or
Securities, documents or other written instruments	For having refused to pay any check or draft made
shall be deemed to mean original (including	or drawn by any customer, shareholder or
original counterparts) negotiable or non-negotiable	subscriber of the Insured or any Authorized
agreements which in and of themselves represent	Representative of such customer, shareholder or
an equitable interest, ownership, or debt, including	subscriber.
an assignment thereof, which instruments are, in	(I) UNCOLLECTIBLE ITEMS OF DEPOSIT
the ordinary course of business, transferable by	Loss resulting from payments of dividends or fund
delivery of such agreements with any necessary	shares, or withdrawals permitted from any
endorsement or assignment.	customer's, shareholder's, or subscriber's account
The word "counterfeited" as used in this Insuring	based upon Uncollectible Items of Deposit of a
Agreement shall be deemed to mean any security,	customer, shareholder or subscriber credited by the
document or other written instrument which is	Insured or the Insured's agent to such customer's,
intended to deceive and to be taken for an original.	shareholder's or subscriber's Mutual Fund Account;
Mechanically reproduced facsimile signatures are	or loss resulting from an Item of Deposit processed
treated the same as handwritten signatures.	through an Automated Clearing House which is
(G) COUNTERFEIT CURRENCY	reversed by the customer, shareholder or subscriber
Loss through the receipt by the Insured, in good	and deemed uncollectible by the Insured.
faith, of any counterfeited money orders or altered	Loss includes dividends and interest accrued not to
paper currencies or coin of the United States of	exceed 15% of the Uncollectible Items which are
America or Canada issued or purporting to have	deposited.
been issued by the United States of America or	This Insuring Agreement applies to all Mutual
Canada or issued pursuant to a United States of	Funds with "exchange privileges" if all Fund(s) in
America or Canada statute for use as currency.	the exchange program are insured by the
(H) STOP PAYMENT	Underwriter for Uncollectible Items of Deposit.
Loss against any and all sums which the Insured	Regardless of the number of transactions between
shall become obligated to pay by reason of the	Fund(s), the minimum number of days of deposit
liability imposed upon the Insured by law for	within the Fund(s) before withdrawal as declared in
damages:	the Fund(s) prospectus shall begin from the date a
deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES -	in the number of Employees at any of the offices
CONSOLIDATION OR MERGER - NOTICE	covered hereunder need be given and no
(1) If the Insured shall, while this bond is in force,	additional premium need be paid for the
establish any additional office or offices, such	remainder of such premium period.
offices shall be automatically covered	(2) If an Investment Company, named as Insured
hereunder from the dates of their	herein, shall, while this bond is in force, merge
establishment, respectively. No notice to the	or consolidate with, or purchase the assets of
Underwriter of an increase during any	another institution, coverage for such acquisition
premium period in the number of offices or	shall apply automatically

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from the date of acquisition. The Insured shall	agreed statement of facts, that an Employee
notify the Underwriter of such acquisition	would be found guilty of dishonesty if such
within 60 days of said date, and an additional	Employee were prosecuted.
premium shall be computed only if such	The Insured shall promptly give notice to the
acquisition involves additional offices or	Underwriter of any such suit or legal proceedings
employees.	and at the request of the Underwriter shall furnish
B. WARRANTY	it with copies of all pleadings and other papers
No statement made by or on behalf of the Insured,	therein. At the Underwriter's election the Insured
whether contained in the application or otherwise,	shall permit the Underwriter to conduct the defense
shall be deemed to be a warranty of anything	of such suit or legal proceeding, in the Insured's
except that it is true to the best of the knowledge	name, through attorneys of the Underwriter's
and belief of the person making the statement.	selection. In such event, the Insured shall give all
C. COURT COSTS AND ATTORNEYS' FEES	reasonable information and assistance which the
(Applicable to all Insuring Agreements or	Underwriter shall deem necessary to the proper
Coverages now or hereafter forming part of this	defense of such suit or legal proceeding.
bond)	If the amount of the Insured's liability or alleged
The Underwriter will indemnify the Insured against	liability is greater than the amount recoverable
court costs and reasonable attorneys' fees incurred	under this bond, or if a Deductible Amount is
and paid by the Insured in defense, whether or not	applicable, or both, the liability of the Underwriter
successful, whether or not fully litigated on the	under this General Agreement is limited to the
merits and whether or not settled, of any suit or	proportion of court costs and attorneys' fees
legal proceeding brought against the Insured to	incurred and paid by the Insured or by the
enforce the Insured's liability or alleged liability on	Underwriter that the amount recoverable under this
account of any loss, claim or damage which, if	bond bears to the total of such amount plus the
established against the Insured, would constitute a	amount which is not so recoverable. Such
loss sustained by the Insured covered under the	indemnity shall be in addition to the Limit of
terms of this bond provided, however, that with	Liability for the applicable Insuring Agreement or
respect to Insuring Agreement (A) this indemnity	Coverage.
shall apply only in the event that:	D. FORMER EMPLOYEE
(1) an Employee admits to being guilty of any	Acts of an Employee, as defined in this bond, are
dishonest or fraudulent act(s), including	covered under Insuring Agreement (A) only while
Larceny or Embezzlement; or	the Employee is in the Insured's employ. Should
(2) an Employee is adjudicated to be guilty of any	loss involving a former Employee of the Insured be
dishonest or fraudulent act(s), including	discovered subsequent to the termination of
Larceny or Embezzlement;	employment, coverage would still apply under
(3) in the absence of (1) or (2) above an arbitration	Insuring Agreement (A) if the direct proximate
panel agrees, after a review of an	cause of the loss occurred while the former
Employee performed duties within the scope of
his/her employment;

THE FOREGOING INSURING AGREEMENTS AND GENERAL
AGREEMENTS ARE SUBJECT TO THE FOLLOWING
CONDITION AND LIMITATIONS:
SECTION 1. DEFINITIONS
The following terms, as used in this bond have the
respective meanings stated in this Section:	(2) any of the officers or employees of any
(a) "Employee" means:	predecessor of the Insured whose principal assets
(1) any of the Insured's officers, partners, or	are acquired by the Insured by consolidation or
employees, and	merger with, or purchase of assets or capital
stock of, such predecessor, and

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(3) attorneys retained by the Insured to perform legal	shareholder accounting record-keeper or
services for the Insured and the employees of such	administrator which is an affiliated person, as
attorneys while such attorneys or employees of	defined in the Investment Company Act of 1940, of
such attorneys are performing such services for the	an Investment Company named as Insured or is an
Insured, and	affiliated person of the advisor, underwriter or
(4) guest students pursuing their studies or duties in any	administrator of such Investment Company, and
of the Insured's offices, and	which is not a bank, shall be included within the
(5) directors or trustees of the Insured, the investment	definition of Employee.
advisor, underwriter (distributor), transfer agent, or	Each employer of temporary personnel or
shareholder accounting record keeper, or	processors as set forth in sub-sections (6) and (7) of
administrator authorized by written agreement to	Section l(a) and their partners, officers and
keep financial and/or other required records, but	employees shall collectively be deemed to be one
only while performing acts coming within the	person for all the purposes of this bond, excepting,
scope of the usual duties of an officer or employee	however, the last paragraph of Section 13.
or while acting as a member of any committee duly	Brokers, or other agents under contract or
elected or appointed to examine or audit or have	representatives of the same general character shall
custody of or access to the Property of the Insured,	not be considered Employees.
and	(b) "Property" means money (i.e. currency, coin, bank
(6) any individual or individuals assigned to perform	notes, Federal Reserve notes), postage and revenue
the usual duties of an employee within the	stamps, U.S. Savings Stamps, bullion, precious
premises of the Insured, by contract, or by any	metals of all kinds and in any form and articles
agency furnishing temporary personnel on a	made there from, jewelry, watches, necklaces,
contingent or part time basis, and	bracelets, gems, precious and semi-precious stones,
(7) each natural person, partnership or corporation	bonds, securities, evidences of debts, debentures,
authorized by written agreement with the Insured	scrip, certificates, interim receipts, warrants, rights,
to perform services as electronic data processor of	puts, calls, straddles, spreads, transfers, coupons,
checks or other accounting records of the Insured,	drafts, bills of exchange, acceptances, notes,
but excluding any such processor who acts as	checks, withdrawal orders, money orders,
transfer agent or in any other agency capacity in	warehouse receipts, bills of lading, conditional
issuing checks, drafts or securities for the Insured,	sales contracts, abstracts of title, insurance policies,
unless included under sub-section (9) hereof, and	deeds, mortgages under real estate and/or chattels
(8) those persons so designated in Section 15, Central	and upon interests therein, and assignments of such
Handling of Securities, and	policies, mortgages and instruments, and other
(9) any officer, partner, or Employee of: (a) an	valuable papers, including books of account and
investment advisor,	other records used by the Insured in the conduct of
(b) an underwriter (distributor),	its business, and all other instruments similar to or
(c) a transfer agent or shareholder accounting	in the nature of the foregoing including Electronic
record-keeper, or	Representations of such instruments enumerated
(d) an administrator authorized by written	above (but excluding all data processing records) in
agreement to keep financial and/or other	which the Insured has an interest or in which the
required records,	Insured acquired or should have acquired an
for an Investment Company named as Insured	interest by reason of a predecessor's declared
while performing acts coming within the scope of	financial condition at the time of the Insured's
the usual duties of an officer or Employee of any	consolidation or merger with, or purchase of the
investment Company named as Insured herein, or	principal assets of, such predecessor or which are
while acting as a member of any committee duly	held by the Insured for any purpose or in any
elected or appointed to examine or audit or have	capacity and whether so held gratuitously or not
custody of or access to the Property of any	and whether or not the Insured is liable therefor.
such Investment Company, provided that only	(c) "Forgery" means the signing of the name of another
Employees or partners of a transfer agent,	with intent to deceive; it does not

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include the signing of one's own name with or	authorized or unauthorized and whether procured
without authority, in any capacity, for any purpose.	in good faith or through trick, artifice fraud or false
(d) "Larceny and Embezzlement" as it applies to any	pretenses, unless such loss is covered under
named Insured means those acts as set forth in	Insuring Agreement (A), (E) or (F).
Section 37 of the Investment Company Act of	(f) loss resulting from any violation by the Insured or
1940.	by any Employee:
(e) "Items of Deposit" means anyone or more checks	(1) of law regulating (a) the issuance, purchase or
and drafts. Items of Deposit shall not be deemed	sale of securities, (b) securities transactions
uncollectible until the Insured's collection	upon Security Exchanges or over the counter
procedures have failed.	market, (c) Investment Companies, or (d)
SECTION 2. EXCLUSIONS THIS BOND, DOES	Investment Advisors, or
NOT COVER:	(2) of any rule or regulation made pursuant
(a) loss effected directly or indirectly by means of	to any such law.
forgery or alteration of, on or in any instrument,	unless such loss, in the absence of such laws,
except when covered by Insuring Agreement (A),	rules or regulations, would be covered under
(E), (F) or (G).	Insuring Agreements (A) or (E).
(b) loss due to riot or civil commotion outside the	(g) loss of Property or loss of privileges through the
United States of America and Canada; or loss due	misplacement or loss of Property as set forth in
to military, naval or usurped power, war or	Insuring Agreement (C) or (D) while the Property
insurrection unless such loss occurs in transit in the	is in the custody of any armored motor vehicle
circumstances recited in Insuring Agreement (D),	company, unless such loss shall be in excess of the
and unless, when such transit was initiated, there	amount recovered or received by the Insured under
was no knowledge of such riot, civil commotion,	(a) the Insured's contract with said armored motor
military, naval or usurped power, war or	vehicle company, (b) insurance carried by said
insurrection on the part of any person acting for the	armored motor vehicle company for the benefit of
Insured in initiating such transit.	users of its service, and (c) all other insurance and
(c) loss, in time of peace or war, directly or indirectly	indemnity in force in whatsoever form carried by
caused by or resulting from the effects of nuclear	or for the benefit of users of said armored motor
fission or fusion or radioactivity; provided,	vehicle company's service, and then this bond shall
however, that this paragraph shall not apply to loss	cover only such excess.
resulting from industrial uses of nuclear energy.	(h) potential income, including but not limited to
(d) loss resulting from any wrongful act or acts of any	interest and dividends, not realized by the Insured
person who is a member of the Board of Directors	because of a loss covered under this bond, except
of the Insured or a member of any equivalent body	as included under Insuring Agreement (I).
by whatsoever name known unless such person is	(i) all damages of any type for which the Insured is
also an Employee or an elected official, partial	legally liable, except direct compensatory damages
owner or partner of the Insured in some other	arising from a loss covered under this bond.
capacity, nor, in any event, loss resulting from the	loss through the surrender of Property away from
act or acts of any person while acting in the	an office of the Insured as a result of a threat:
capacity of a member of such Board or equivalent	(1) to do bodily harm to any person, except loss of
body.	Property in transit in the custody of any person
(e) loss resulting from the complete or partial non-	acting as messenger provided that when such
payment of, or default upon, any loan or	transit was initiated there was no knowledge by the
transaction in the nature of, or amounting to, a loan	Insured of any such threat; or
made by or obtained from the Insured or any of its	(2) to do damage to the premises or Property of the
partners, directors or Employees, whether	Insured, except when covered under Insuring
Agreement (A).

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(k) all costs, fees and other expenses incurred by the	of securities or shares, the Underwriter shall not be
Insured in establishing the existence of or amount	liable unless each of such securities or shares is
of loss covered under this bond unless such	identified in such proof of loss by a certificate or bond
indemnity is provided for under Insuring	number or, where such securities or shares are
Agreement (B).	uncertificated, by such identification means as agreed to
(1) loss resulting from payments made or withdrawals	by the Underwriter. The Underwriter shall have thirty
from the account of a customer of the Insured,	days after notice and proof of loss within which to
shareholder or subscriber to shares involving funds	investigate the claim, but where the loss is clear and
erroneously credited to such account, unless such	undisputed, settlement shall be made within forty-eight
payments are made to or withdrawn by such	hours; and this shall apply notwithstanding the loss is
depositors or representative of such person, who is	made up wholly or in part of securities of which
within the premises of the drawee bank of the	duplicates may be obtained. Legal proceedings for
Insured or within the office of the Insured at the	recovery of any loss hereunder shall not be brought
time of such payment or withdrawal or unless such	prior to the expiration of sixty days after such proof of
payment is covered under Insuring Agreement (A).	loss is filed with the Underwriter nor after the
(m) any loss resulting from Uncollectible Items of	expiration of twenty-four months from the discovery of
Deposit which are drawn from a financial	such loss, except that any action or proceedings to
institution outside the fifty states of the United	recover hereunder on account of any judgment against
States of America, District of Columbia, and	the Insured in any suit mentioned in General Agreement
territories and possessions of the United States of	C or to recover attorneys' fees paid in any such suit,
America, and Canada.	shall be begun within twenty four months from the date
upon which the judgment in such suit shall become
SECTION 3. ASSIGNMENT OF RIGHTS	final. If any limitation embodied in this bond is
This bond does not afford coverage in favor of any	prohibited by any law controlling the construction
Employers of temporary personnel or of processors as	hereof, such limitation shall be deemed to be amended
set forth in sub-sections (6) and (7) of Section 1(a) of	so as to be equal to the minimum period of limitation
this bond, as aforesaid, and upon payment to the	permitted by such law.
Insured by the Underwriter on account of any loss	Discovery occurs when the Insured:
through dishonest or fraudulent act(s) including	(a) becomes aware of facts, or
Larceny or Embezzlement committed by any of the	(b) receives written notice of an actual or potential
partners, officers or employees of such Employers,	claim by a third party which alleges that the
whether acting alone or in collusion with others, an	Insured is liable under circumstances,
assignment of such of the Insured's rights and causes of	which would cause a reasonable person to assume that a
action as it may have against such Employers by reason	loss covered by the bond has been or will be incurred
of such acts so committed shall, to the extent of such	even though the exact amount or details of loss may not
payment, be given by the Insured to the Underwriter,	be then known.
and the Insured shall execute all papers necessary to
secure to the Underwriter the rights herein provided for.	SECTION 5. VALUATION OF PROPERTY
The value of any Property, except books of accounts or
SECTION 4. LOSS - NOTICE - PROOF LEGAL	other records used by the Insured in the conduct of its
PROCEEDINGS	business, for the loss of which a claim shall be made
This bond is for the use and benefit only of the Insured	hereunder, shall be determined by the average market
named in the Declarations and the Underwriter shall not	value of such Property on the business day next
be liable hereunder for loss sustained by anyone other	preceding the discovery of such loss; provided,
than the Insured unless the Insured, in its sole discretion	however, that the value of any Property replaced by the
and at its option, shall include such loss in the Insured's	Insured prior to the payment of claim therefor shall be
proof of loss. At the earliest practicable moment after	the actual market value at the time of replacement; and
discovery of any loss hereunder the Insured shall give	further provided that in case of a loss or misplacement
the Underwriter written notice thereof and shall also	of interim certificates, warrants, rights, or other
within six months after such discovery furnish to the	securities, the production of which is necessary to the
Underwriter affirmative proof of loss with full	exercise of subscription, conversion, redemption or
particulars. If claim is made under this bond for loss	deposit privileges, the value thereof shall be the market
value of such privileges

ICB005 Ed. 7-04	7 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

immediately preceding the expiration thereof if said	With respect to securities the value of which exceeds
loss or misplacement is not discovered until after their	the Deductible Amount (at the time of discovery of the
expiration. If no market price is quoted for such	loss) and for which the Underwriter may issue or
Property or for such privileges, the value shall be fixed	arrange for the issuance of a Lost Instrument Bond or
by agreement between the parties or by arbitration.	Bonds to effect replacement thereof, the Insured agrees
In case of any loss or damage to Property consisting of	that it will pay as premium therefor a proportion of the
books of accounts or other records used by the Insured	usual premium charged therefor, said proportion being
in the conduct of its business, the Underwriter shall be	equal to the percentage that the Deductible Amount
liable under this bond only if such books or records are	bears to the value of the securities upon discovery of
actually reproduced and then for not more than the cost	the loss, and that it will indemnify the issuer of said
of blank books, blank pages or other materials plus the	Lost Instrument Bond or Bonds against all loss and
cost of labor for the actual transcription or copying of	expense that is not recoverable from the Underwriter
data which shall have been furnished by the Insured in	under the terms and conditions of this Investment
order to reproduce such books and other records.	Company Blanket Bond subject to the Limit of Liability
hereunder.
SECTION 6. VALUATION OF PREMISES AND
FURNISHINGS	SECTION 8.	SALVAGE
In case of damage to any office of the Insured, or loss	in case of recovery, whether made by the Insured or by
of or damage to the furnishings, fixtures, stationery,	the Underwriter, on account of any loss in excess of the
supplies, equipment, safes or vaults therein, the	Limit of Liability hereunder plus the Deductible
Underwriter shall not be liable for more than the actual	Amount applicable to such loss, from any source other
cash value thereof, or for more than the actual cost of	than suretyship, insurance, reinsurance, security or
their replacement or repair. The Underwriter may, at its	indemnity taken by or for the benefit of the
election, pay such actual cash value or make such	Underwriter, the net amount of such recovery, less the
replacement or repair. If the underwriter and the	actual costs and expenses of making same, shall be
Insured cannot agree upon such cash value or such cost	applied to reimburse the Insured in full for the excess
of replacement or repair, such shall be determined by	portion of such loss, and the remainder, if any, shall be
arbitration.	paid first in reimbursement of the Underwriter and
thereafter in reimbursement of the Insured for that part
SECTION 7. LOST SECURITIES	of such loss within the Deductible Amount. The Insured
If the Insured shall sustain a loss of securities the total	shall execute all necessary papers to secure to the
value of which is in excess of the limit stated in Item 3	Underwriter the rights provided for herein.
of the Declarations of this bond, the liability of the
Underwriter shall be limited to payment for, or	SECTION 9. NON-REDUCTION AND NON-
duplication of, securities having value equal to the limit	ACCUMULATION OF LIABILITY AND TOTAL
stated in Item 3 of the Declarations of this bond.	LIABILITY
If the Underwriter shall make payment to the Insured	At all times prior to termination hereof, this bond shall
for any loss of securities, the Insured shall thereupon	continue in force for the limit stated in the applicable
assign to the Underwriter all of the Insured's rights, title	sections of Item 3 of the Declarations of this bond
and interest in and to said securities.	notwithstanding any previous loss for which the
With respect to securities the value of which do not	Underwriter may have paid or be liable to pay
exceed the Deductible Amount (at the time of the	hereunder; PROVIDED, however, that regardless of the
discovery of the loss) and for which the Underwriter	number of years this bond shall continue in force and
may at its sole discretion and option and at the request	the number or premiums which shall be payable or
of the Insured issue a Lost Instrument Bond or Bonds to	paid, the liability of the Underwriter under this bond
effect replacement thereof, the Insured will pay the	with respect to all loss resulting from:
usual premium charged therefor and will indemnify the	(a) anyone act of burglary, robbery or holdup, or
Underwriter against all loss or expense that the	attempt thereat, in which no Partner or
Underwriter may sustain because of the issuance of	Employee is concerned or implicated shall be
such Lost Instrument Bond or Bonds.	deemed to be one loss, or
(b) anyone unintentional or negligent act on the
part of any other person resulting in damage to
or destruction or misplacement of Property,
shall be deemed to be one loss, or
ICB005 Ed. 7-04		8 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

(c) all wrongful acts, other than those specified in (a)	The Underwriter shall not be liable under any of the
above, of anyone person shall be deemed to be	Insuring Agreements of this bond on account of loss as
one loss, or	specified, respectively, in sub-sections (a), (b), (c), (d)
(d) all wrongful acts, other than those specified in (a)	and (e) of Section 9, NON-REDUCTION AND NON-
above, of one or more persons (which dishonest	ACCUMULATION OF LIABILITY AND TOTAL
act(s) or act(s) of Larceny or Embezzlement	LIABILITY, unless the amount of such loss, after
include, but are not limited to, the failure of an	deducting the net amount of all reimbursement and/or
Employee to report such acts of others) whose	recovery obtained or made by the Insured, other than
dishonest act or acts intentionally or	from any bond or policy of insurance issued by an
unintentionally, knowingly or unknowingly,	insurance company and covering such loss, or by the
directly or indirectly, aid or aids in any way, or	Underwriter on account thereof prior to payment by the
permits the continuation of, the dishonest act or	Underwriter of such loss, shall exceed the Deductible
acts of any other person or persons shall be	Amount set forth in Item 3 of the Declarations hereof
deemed to be one loss with the act or acts of the	(herein called Deductible Amount), and then for such
persons aided, or	excess only, but in no event for more than the
(e) any one casualty or event other than those	applicable Limit of Liability stated in Item 3 of the
specified in (a), (b), (c) or (d) preceding, shall be	Declarations.
deemed to be one loss, and	The Insured will bear, in addition to the Deductible
shall be limited to the applicable Limit of Liability	Amount, premiums on Lost Instrument Bonds as set
stated in Item 3 of the Declarations of this bond	forth in Section 7.
irrespective of the total amount of such loss or losses	There shall be no deductible applicable to any loss
and shall not be cumulative in amounts from year to	under Insuring Agreement A sustained by any
year or from period to period.	Investment Company named as Insured herein.
Sub-section (c) is not applicable to any situation to
which the language of sub-section (d) applies.	SECTION 13. TERMINATION
The Underwriter may terminate this bond as an entirety
SECTION 10. LIMIT OF LIABILITY	by furnishing written notice specifying the termination
With respect to any loss set forth in the PROVIDED	date, which cannot be prior to 60 days after the receipt
clause of Section 9 of this bond which is recoverable or	of such written notice by each Investment Company
recovered in whole or in part under any other bonds or	named as Insured and the Securities and Exchange
policies issued by the Underwriter to the Insured or to	Commission, Washington, D.C. The Insured may
any predecessor in interest of the Insured and	terminate this bond as an entirety by furnishing written
terminated or cancelled or allowed to expire and in	notice to the Underwriter. When the Insured cancels,
which the period of discovery has not expired at the	the Insured shall furnish written notice to the Securities
time any such loss thereunder is discovered, the total	and Exchange Commission, Washington, D.C., prior to
liability of the Underwriter under this bond and under	60 days before the effective date of the termination. The
other bonds or policies shall not exceed, in the	Underwriter shall notify all other Investment
aggregate, the amount carried hereunder on such loss or	Companies named as Insured of the receipt of such
the amount available to the Insured under such other	termination notice and the termination cannot be
bonds or policies, as limited by the terms and	effective prior to 60 days after receipt of written notice
conditions thereof, for any such loss if the latter amount	by all other Investment Companies. Premiums are
be the larger.	earned until the termination date as set forth herein.
This Bond will terminate as to anyone Insured
SECTION 11. OTHER INSURANCE	immediately upon taking over of such Insured by a
If the Insured shall hold, as indemnity against any loss	receiver or other liquidator or by State or Federal
covered hereunder, any valid and enforceable insurance	officials, or immediately upon the filing of a petition
or suretyship, the Underwriter shall be liable hereunder	under any State or Federal statute relative to bankruptcy
only for such amount of such loss which is in excess of	or reorganization of the Insured, or assignment for the
the amount of such other insurance or suretyship, not	benefit of creditors of the Insured, or immediately upon
exceeding, however, the Limit of Liability of this bond	such Insured ceasing to exist, whether through merger
applicable to such loss.	into another entity, or by disposition of all of its assets
SECTION 12. DEDUCTIBLE

ICB005 Ed. 7-04	9 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

The Underwriter shall refund the unearned Premium	(b) upon takeover of the Insured's business by any
. computed at short rates in accordance with the	State or Federal official or agency, or by any
standard short rate cancellation tables if terminated by	receiver or liquidator, acting or appointed for this
the Insured or pro rata if terminated for any other	purpose without the necessity of the Underwriter
reason.	giving notice of such termination. In the event
This Bond shall terminate:	that such additional period of time is terminated,
(a) as to any Employee as soon as any partner,	as provided above, the Underwriter shall refund
officer or supervisory Employee of the Insured,	any unearned premium.
who is not in collusion with such Employee,	The right to purchase such additional period for the
shall learn of any dishonest or fraudulent act(s),	discovery of loss may not be exercised by any State or
including Larceny or Embezzlement on the part	Federal official or agency, or by a receiver or
of such Employee without prejudice to the loss	liquidator, acting or appointed to take over the Insured's
of any Property then in transit in the custody of	business for the operation or for the liquidation thereof
such Employee (see Section 16(d)), or	or for any purpose.
(b) as to any Employee 60 days after receipt by
each Insured and by the Securities and Exchange	SECTION 15. CENTRAL HANDLING OF
Commission of a written notice from the	SECURITIES
Underwriter of its desire to terminate this bond	Securities included in the system for the central
as to such Employee, or	handling of securities established and maintained by
(c) as to any person, who is a partner, officer or	Depository Trust Company, Midwest Depository Trust
employee of any Electronic Data Processor	Company, Pacific Securities Depository Trust
covered under this bond, from and after the time	Company, and Philadelphia Depository Trust
that the Insured or any partner or officer thereof	Company, hereinafter called Corporations, to the extent
not in collusion with such person shall have	of the Insured's interest therein as effected by the
knowledge or information that such person has	making of appropriate entries on the books and records
committed any dishonest or fraudulent act(s),	of such Corporations shall be deemed to be Property.
including Larceny or Embezzlement in the	The words "Employee" and 'Employees" shall be
service of the Insured or otherwise, whether such	deemed to include the officers, partners, clerks and
act be committed before or after the time this	other employees of the New York Stock Exchange,
bond is effective.	Boston Stock Exchange, Midwest Stock Exchange,
Pacific Stock Exchange and Philadelphia Stock
SECTION 14. RIGHTS AFTER TERMINATION OR	Exchange, hereinafter called Exchanges, and of the
CANCELLATION	above named Corporations, and of any nominee in
At any time prior to the termination or cancellation of	whose name is registered any security included within
this bond as an entirety, whether by the Insured or the	the systems for the central handling of securities
Underwrite, the Insured may give the Underwriter	established and maintained by such Corporations, and
notice that it desires under this bond an additional	any employee or any recognized service company,
period of 12 months within which to discover loss	while such officers, partners, clerks and other
sustained by the Insured prior to the effective date of	employees and employees of service companies
such termination or cancellation and shall pay an	perform services for such Corporations in the operation
additional premium therefor.	of such systems. For the purpose of the above definition
Upon receipt of such notice from the Insured, the	a recognized service company shall be any company
Underwriter shall give its written consent thereto;	providing clerks or other personnel to the said
provided, however, that such additional period of time	Exchanges or Corporations on a contract basis.
shall terminate immediately:	The Underwriter shall not be liable on account of any
(a) on the effective date of any other insurance	loss(es) in connection with the central handling of
obtained by the Insured, its. successor in	securities within the systems established and
business or any other party, replacing in whole	maintained by such Corporations, unless such loss(es)
or in part the insurance afforded by this . bond,	shall be in excess of the amount(s) recoverable or
whether or not such other insurance provides	recovered under any bond or policy of insurance
coverage for loss sustained prior to its effective	indemnifying such Corporations against such loss(es),
date, or	and then the Underwriter shall be liable hereunder

ICB005 Ed. 7-04	10 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

only for the Insured's share of such excess loss(es), but	shall be deemed to be the agent of the others
in no event for more than the Limit of Liability	for such purposes and for the giving or
applicable hereunder.	receiving of any notice required or permitted
For the purpose of determining the Insured's share of	to be given by the terms hereof, provided that
excess loss(es) it shall be deemed that the Insured has	the Underwriter shall furnish each named
an interest in any certificate representing any security	Investment Company with a copy of the bond
included within such systems equivalent to the interest	and with any amendment thereto, together
the Insured then has in all certificates representing the	with a copy of each formal filing of the
same security included within such systems and that	settlement of each such claim prior to the
such Corporations shall use their best judgment in	execution of such settlement;
apportioning the amount(s) recoverable or recovered	(c) the Underwriter shall not be responsible for the
under any bond or policy of insurance indemnifying	proper application of any payment made
such Corporations against such loss(es) in connection	hereunder to said :first named Insured;
with the central handling of securities within such	(d) knowledge possessed or discovery made by any
systems among all those having an interest as recorded	partner, officer of supervisory Employee of
by appropriate entries in the books and records of such	any Insured shall for the purposes of Section 4
Corporations in Property involved in such loss(es) on	and Section 13 of this bond constitute
the basis that each such interest shall share in the	knowledge or discovery by all the Insured; and
amount(s) so recoverable or recovered in the ratio that	(e) if the :first named Insured ceases for any reason
the value of each such interest bears to the total value	to be covered under this bond, then the Insured
all such interests and that the Insured's share of such	next named shall thereafter be considered as
excess loss(es) shall be the amount of the Insured's	the :first, named Insured for the purposes of
interest in such Property in excess of the amount(s) so	this bond.
apportioned to the Insured by such Corporations.
This bond does not afford coverage in favor of such	SECTION 17. NOTICE AND CHANGE OF
Corporations or Exchanges or any nominee in whose	CONTROL
name is registered any security included within the	Upon the Insured obtaining knowledge of a transfer of
systems for the central handling of securities	its outstanding voting securities which results in a
established and maintained by such Corporations, and	change in control (as set forth in Section 2(a) (9) of the
upon payment to the Insured by the Underwriter on	Investment Company Act of 1940) of the Insured, the
account of any loss(es) within the systems, an	Insured shall within thirty (30) days of such knowledge
assignment of such of the Insured's rights and causes of	give written notice to the Underwriter setting forth:
action as it may have against such Corporations or	(a) the names of the transferors and transferees (or
Exchanges shall to the extent of such payment, be given	the names of the beneficial owners if the
by the Insured to the Underwriter, and the Insured shall	voting securities are requested in another
execute all papers necessary to secure the Underwriter	name), and
the rights provided for herein.	(b) the total number of voting securities owned by
the transferors and the transferees (or the
SECTION 16. ADDITIONAL COMPANIES	beneficial owners), both immediately before
INCLUDED AS INSURED	and after the transfer, and
If more than one corporation, co-partnership or person	(c) the total number of outstanding voting
or any combination of them be included as the Insured	securities.
herein:	As used in this section, control means the power to
(a) the total liability of the Underwriter hereunder	exercise a controlling influence over the management
for loss or losses sustained by any one or more	or policies of the Insured.
or all of them shall not exceed the limit for	Failing to give the required notice shall result in
which the Underwriter would be liable	termination of coverage of this bond, effective upon the
hereunder if all such loss were sustained by	date of stock transfer for any loss in which any
anyone of them;	transferee is concerned or implicated.
(b) the one first named herein shall be deemed	Such notice is not required to be given in the case of an
authorized to make, adjust and receive and	Insured which is an Investment Company.
enforce payment of all claims hereunder and	SECTION 18. CHANGE OR MODIFICATION

ICB005 Ed. 7-04	11 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

This bond or any instrument amending or effecting	the Securities and Exchange Commission,
same may not be changed or modified orally. No	Washington, D.C., by the Insured or by the
changes in or modification thereof shall be effective	Underwriter. If more than one Investment
unless made by written endorsement issued to form a	Company is named as the Insured herein, the
part hereof over the signature of the Underwriter's	Underwriter shall give written notice to each
Authorized Representative. When a bond covers only	Investment Company and to the Securities and
one Investment Company no change or modification	Exchange Commission, Washington, D.C., not less
which would adversely affect the rights of the	than 60 days prior to the effective date of any
Investment Company shall be effective prior to 60 days	change or modification which would adversely
after written notification has been furnished to	affect the rights of such Investment Company.

ICB005 Ed. 7-04	12 of 12
(c) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ENDORSEMENT OR RIDER NO. I
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT OR
FORMING PART OF BOND OR	RIDER EXECUTED	RIDER
POLICY NO.		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PBl983	09/24/08	07/29/08

* ISSUED TO
Sentinel Group Funds, Inc.
Named Insured Endorsement
It is agreed that:

1.	From and after the time this rider becomes effective the Insured under the attached bond are:
Sentinel Group Funds, Inc., Sentinel Tax-Free Income Fund, Sentinel Balanced Fund, Sentinel Bond Fund, Sentinel
Common Stock Fund, Sentinel Growth Index Fund, Sentinel Government Securities Fund, Sentinel Small Company
Fund, Sentinel International Equity Fund, Sentinel U.S Treasury Money Market Fund, Sentinel Short Maturity
Government Fund, Sentinel New York Tax-Free Income Fund, Sentinel Pennsylvania Tax-Free Trust, Sentinel Flex
Cap Opportunity Fund, Sentinel Mid Cap Growth Fund, Sentinel High Yield Bond Fund, Sentinel Capital Markets
Income Fund, Sentinel Variable Products Trust, Sentinel Variable Products Common Stock Fund, Sentinel Variable
Products Mid Cap Growth Fund, Sentinel Variable Products Small Company Fund, Sentinel Variable Products
Growth Index Fund, Sentinel Growth Leaders Fund, Sentinel Capital Growth Fund, Sentinel Sustainable Core
Opportunities Fund, Sentinel Sustainable Emerging Companies Fund

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by anyone of the Insured.
Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the
Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative
INSURED
ICBOlO Ed. 7-04	Page 1 of 1
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO.2
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND	DATE	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
FORMING PART OF	ENDORSEMENT OR	12:01 A.M. STANDARD TIME AS
BOND OR POLICY NO.	RIDER EXECUTED	SPECIFIED IN THE BOND OR POLICY

490PB1983	09/24/08	07/29/08

* ISSUED TO
Sentinel Group Funds, Inc.
Computer Systems
It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT J COMPUTER SYSTEMS

Loss resulting directly from a fraudulent
(1) entry of data into, or
(2) change of data elements or program within a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes
(a) Property to be transferred, paid or delivered,
(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
(c) an unauthorized account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to
(i) cause the Insured to sustain a loss, and
(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.
SCHEDULE
All systems utilized by the Insured

2. As used in this Rider, Computer System means
(a) computers with related peripheral components, including storage components, wherever located,
(b) systems and applications software,
(c) terminal devices, and
(d) related communication networks
by which data are electronically collected, transmitted, processed, stored and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:
(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and

ICBOll Ed. 7-04		Page 1 of 2
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:
(a) the portion preceding the Insuring Agreements which reads "at any time but discovered during the Bond
Period";
(b) Section 9 NONREDUCTION AND NON-ACCUMULATION OF LIABILITY of the Conditions and
Limitations; and
(c) Section 10 LIMIT OF LIABILITY of the Conditions and Limitations.

5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity, in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss.
A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be Fifteen Million Dollars ($15,000,000 ), it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or any amendment thereof.

8. The Underwriter shall be liable hereunder for the amount by which one loss exceeds the Deductible Amount applicable to the attached bond, but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or
Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety
(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED
ICBOll Ed. 7-04		Page 2 of 2
(c) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND	DATE	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
FORMING PART OF	ENDORSEMENT OR	12:01 A.M. STANDARD TIME AS SPECIFIED
BOND OR POLICY NO.	RIDER EXECUTED	IN THE BOND OR POLICY

490PBl983	09/24/08	07/29/08

* ISSUED TO
Sentinel Group Funds, Inc.

Voice Initiated Transactions
It is agreed that:
1. The attached bond is amended by inserting an additional Insuring Agreement as follows:

INSURING AGREEMENT	- VOICE-INITIATED TRANSACTIONS

Loss caused by a Voice-initiated Transaction, where the request for such Voice-initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Procedures with respect to Voice-initiated
Redemptions and the Designated Procedures described in paragraph 2f (1) and (3) of this Rider with respect to all other Voice-initiated Transactions. The isolated failure of such entity to maintain and follow a particular Designated
Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

2. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:
a. “Voice-initiated Transaction” means any Voice-initiated Redemption, Voice-initiated Election, Voice-initiated
Exchange, or Voice-initiated Purchase.
b. "Voice-initiated Redemption" means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.
c. "Voice-initiated Election" means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone.
d. "Voice-initiated Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two
Funds, which exchange is requested by voice over the telephone.
e "Voice-initiated Purchase” means any purchase of shares issued by an Investment Company which is requested by voice over the telephone.
f. "Designated Procedures” means the following procedures:
(1) Recordings: All Voice-initiated Transaction requests shall be recorded, and the recordings shall be retained for at least six (6) months. Information contained on the recordings shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85%.
(2) Identity Test:: The identity of the caller in any request for a Voice-initiated Redemption shall be tested before executing that Voice-initiated Redemption, either by requesting the caller to state a unique identification number or to furnish key specific account information.
(3) Written Confirmation: A written confirmation of each Voice-initiated Transaction and of each change of the record address of a Fund shareholder requested by voice over the telephone shall be mailed to the shareholder(s)
to whose account such Voice-initiated Transaction or change of address relates, at the original record address
(and, in the case of such change of address, at the changed record address) by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Voice-initiated Transaction or change of address.

ICB014 Ed. 7-04	Page 1 of 2
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

g. "Investment Company" or "Fund" means an investment company registered under the Investment Company Act of 1940.
h. “Officially Designated” means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature
Guarantee, or in another document with a Signature Guarantee.
i. "Signature Guarantee" means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

3. Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:
a. Any loss covered under Insuring Agreement A, "Fidelity,” of this Bond; and
b. Any loss resulting from:
(1) Any Voice-initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or
(2) Any Voice-initiated Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly. received any proceeds or other benefit from such redemption; or
(3) Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone. fewer than thirty (30) days prior to such redemption, or (ii) designated in writing less than on (1) day prior to such redemption; or
(4) The intentional failure to adhere to one or more Designated Procedures; or
(5) The failure to pay for shares attempted to be purchased; or
(6) Any Voice-initiated Transaction requested by voice over the telephone and received by an automated system which receives and converts such request to executable instructions.

4. The total liability of the Underwriter under Insuring Agreement is limited to the sum of Fifteen Mi11ion And NO/100
Dollars ($15,000,000 ), it being understood, however, that such liability shall be part of and not in addition to the
Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

5. With respect to coverage afforded under this Fifteen Thousand And NO/100 Rider the applicable Deductible Amount is Dollars ($15,000).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative
INSURED

ICB014 Ed. 7-04	Page 2 of 2
(c) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ENDORSEMENT OR RIDER NO.3
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
A'ITACHED TO AND	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR
FORMING PART OF	OR RIDER EXECUTED	RIDER
BOND OR POLICY NO.		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1983	09/24/08	07/29/08

* ISSUED TO
Sentinel Group Funds, Inc.

Amend Definition of Employee (Exclude EDP Coverage for Computer Software or Programs)

It is agreed that:

1. Sub-section 7 of Section l(a) in the Definition of Employee, is deleted and replaced by the following:

(7) "each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured (does not include the creating, preparing, modifying or maintaining the Insured's computer software or programs), but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the
Insured, unless included under sub-section (9) hereof, and"

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
_____________________________________________
Authorized Representative

INSURED
ICB0l5 Ed. 7-04
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO.4
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR
FORMING PART OF	OR RIDER EXECUTED	RIDER
BOND OR POLICY NO.		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1983	09/24/08	07/29/08

* ISSUED TO
Sentinel Group Funds, Inc.

Definition of Investment Company
It is agreed that:

1. Section 1, Definitions, under General Agreements is amended to include the following paragraph:

(f) Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
_____________________________________________
Authorized Representative
INSURED

ICB016 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO.6
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF ENDORSEMENT
FORMING PART OF	RIDER EXECUTED	OR RIDER
BOND OR POLICY NO.		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1983	09/24/08	07/29/08

* ISSUED TO
Sentinel Group Funds, Inc.

Add Exclusions (n) & (0)
It is agreed that:

1. Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:

(n) loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

(0) the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
_____________________________________________
Authorized Representative
INSURED

ICB026 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO.7
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT
FORMING PART OF	OR RIDER EXECUTED	OR RIDER
BOND OR POLICY NO.		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
490PB1983	9/24/08	07/29/08

* ISSUED TO
Sentinel Group Funds, Inc.

ERISA Rider

It is agreed that:

1. “Employee” as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension
Benefit plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer of employee of any such Plan.
2. If the Bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit plans or sustained by any such plan in addition to loss sustained by an
Insured other than such Plan, it is the obligation of the Insured or the plan Administrator(s) of such plans under
Regulations published by the Secretary of Labor Implementing Section 13 of the Welfare and Pension plans
Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such plans were bonded separately.
3. In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.
4. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said' Regulations.
5. The Deductible Amount of this bond applicable to loss sustained by a plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the
Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
_____________________________________________
Authorized Representative

INSURED

ICB030 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO.8
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND		* EFFECTIVE DATE OF ENDORSEMENT OR
FORMING PART OF	DATE	RIDER
BOND OR POLICY	ENDORSEMENT OR	12:01 A.M. STANDARD TIME AS
NO.	RIDER EXECUTED	SPECIFIED IN THE BOND OR POLICY
07/29/08
490PB1983	09/24/08

* ISSUED TO
Sentinel Group Funds, Inc.

Amend Section 4. - Loss-Notice-Proo£ - Legal Proceedings

It is agreed that:

1. The second sentence of Section 4. Loss-Notice-Proof-Legal Proceedings is deleted and replaced with:
At the earliest practical moment, not to exceed 30 days after discovery of any loss hereunder by the Senior
Executive Officer or the Risk Management Specialist of the Insured, the first Named Insured shall give the
Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter proof of loss with full particulars.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
_____________________________________________
Authorized Representative

INSURED

ICB032 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO. 10
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT
FORMING PART OF	OR RIDER EXECUTED	OR RIDER
BOND OR POLICY NO		12:01 A.M. STANDARD TIME AS
.		SPECIFIED IN THE BOND OR POLICY
490PB1983	9/24/08	07/29/08

* ISSUED TO
Sentinel Group Funds, Inc.

Facsimile Signatures

It is agreed that:

1. The attached bond is hereby amended by adding an additional Insuring Agreement K as follows:
☒Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured's mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured's having entered into an agreement to be legally liable when such facsimile signature' or one resembling or purporting to be such facsimile signature is used, provided, however, that
(a) such facsimile signature is used on a document
(1) as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or
(2) as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;
(b) the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and
(c) this Insuring Agreement (K ) shall not apply to any Certificated Securities which are Counterfeit.

2. Sub-sections (a) and (e) of Section 2 of the attached bond shall not apply to Insuring Agreement (K ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
_____________________________________________
Authorized Representative

INSURED

ICB034 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO. 11
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR
FORMING PART OF	OR RIDER EXECUTED	RIDER
BOND OR POLICY		12:01 A.M. STANDARD TIME AS
NO.		SPECIFIED IN THE BOND OR POLICY
490PB1983	09/24/08	07/29/08

* ISSUED TO
Sentinel Group Funds, Inc.

Amend Definition of Employee - Securities Servicer

It is agreed that:

1. “Employee” as defined in the attached bond shall also be deemed to mean any person, firm or corporation, authorized by written agreement with the Insured to perform services (a) as custodian or bailee of Property as defined in the attached bond and (b) in the settlement of securities for or on behalf of the Insured and (c) in the performance of such other functions as may be required in connection with services performed in (a) and (b) preceding, herein called
Securities Servicer; excluding however, any such person, firm or corporation while performing services for the Insured as electronic data processor of checks or other accounting records of the Insured.
2. The coverage of the attached bond shall not apply to any person, who is a partner, officer or employee of any
Securities Servicer covered under such bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act in the service of the Insured or otherwise, whether such act be committed before or after the time the attached bond is effective.
3. The total liability of the Underwriter under the attached bond on account of any Securities Servicer is limited to the sum of Fifteen Million Dollars ($15,000,000 ), it being understood, however, that such liability shall be part of, and not in addition to, the Limit of Liability stated in Item 3 of the Declarations of the attached bond, or amendment thereto.
4. The attached bond as amended by this rider does not afford coverage in favor of any Securities Servicer, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent acts committed by any of the partners, officers or employees of such Securities Servicer, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such
Securities Servicer, by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
_____________________________________________
Authorized Representative

INSURED

ICB035 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO. 12
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR
FORMING PART OF	OR RIDER EXECUTED	RIDER
BOND OR POLICY		12:01 A.M. STANDARD TIME AS
NO.		SPECIFIED IN THE BOND OR POLICY
490PB1983	09/24/08	07/29/08

* ISSUED TO
Sentinel Group Funds, Inc.

Best Efforts Notice of Cancellation - NASD and/or other Associations

It is agreed that:

1. The Underwriter will mark its records to indicate that the National Association of Securities Dealers is to be notified promptly concerning the cancellation or substantial modification of the attached Bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancellation or modification.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
_____________________________________________
Authorized Representative

INSURED

ICB036 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO. 13
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND	* EFFECTIVE DATE OF	490PB1983
FORMING PART OF BOND OR	ENDORSEMENT OR RIDER	09/24/08
POLICY NO.	12:01 A.M. STANDARD TIME	07/29/08
DATE ENDORSEMENT OR	AS SPECIFIED IN THE BOND
RIDER EXECUTED	OR POLICY

* ISSUED TO
Sentinel Group Funds, Inc.

Add Registered Representatives

The attached bond is amended by inserting as an additional sub-part in Section l(a), definition of Employee, the following:

☒a person who is a registered representative or a registered principal associated with an insured except a:
(i) sole proprietor
(ii) sole stockholder,
(iii) director or a trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or
(iv) partner

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
_____________________________________________
Authorized Representative

INSURED

ICB041 Ed. 7-04
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

ENDORSEMENT OR RIDER NO. 14
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO	DATE	* EFFECTIVE DATE OF ENDORSEMENT OR
AND FORMING	ENDORSEMENT OR	RIDER
PART OF BOND OR	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS SPECIFIED
POLICY NO.		IN THE BOND OR POLICY
490PB1983	9/24/08	07/29/08

* ISSUED TO
Sentinel Group Funds, Inc.

Co-Surety Rider

It is agreed that:

1. The term "Underwriter" as used in the attached Bond shall be construed to mean, unless otherwise specified in this
Rider, all the Companies executing the attached Bond.

2. Each of said Companies shall be liable only for such proportion of any Single Loss under the attached Bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Limit of
Liability of the attached Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.
3. In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached
Bond may be paid to the Controlling Company for the account of all of said Companies.
4. In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with the Controlling Company shall be deemed to be in compliance with the conditions of the attached Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.
5. The Controlling Company may give notice in accordance with the terms of the attached Bond, terminating or canceling the attached Bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies as an entirety or as to such Employee, as the case may be.
6. Any Company other than the Controlling Company may give notice in accordance with the terms of the attached
Bond, terminating or canceling the entire liability of such other Company under the attached Bond or. as to any
Employee.
7. In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company under the attached Bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.
8. In the event of the termination or cancellation of the attached Bond as an entirety, no Company shall be liable to the
Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such
Company bears to the Limit of Liability of the attached Bond.
9. In the event of the termination or cancellation of the attached Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached Bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached Bond.

ICB042 Ed. 7-04 Page 1 of 2
(c) 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

Underwritten for the		Controlling Company
Sum of $7 , 500,000 part of		St. Paul Fire & Marine Insurance Company
15,000,000 per Single Loss
By: /s/ St. Paul Fire & Marine Insurance Company

Underwritten for the		Carriers Name
Sum of $7,500,000 part of		National Union Fire Insurance Company of Pittsburgh, PA
15,000,000 per Single Loss
By:
Underwritten for the Sum of $	part of
Carriers Name

By:

By: Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative
INSURED
ICB042 Ed. 7-04		Page 2 of 2
© 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

ENDORSEMENT OR RIDER NO. 15
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT
FORMING PART OF	OR RIDER EXECUTED	OR RIDER
BOND OR POLICY NO.		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY

490PB1983	9/24/08	07/29/08

* ISSUED TO
Sentinel Group Funds, Inc.

Vermont Statutory Rider

It is agreed that:

1. The first paragraph of Section 13 "TERMINATION" under Conditions and Limitations is amended by adding the following:

A. If the bond has been in effect for less than 60 days and is not a renewal bond, the Underwriter may cancel it by:
(i) Giving to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancels for nonpayment of premium;
or
(ii) Mailing or delivering to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancel for any other reason.

B. If this bond has been in effect for 60 days or more, or if it is a renewal of a bond the Underwriter issued, the
Underwriter may cancel it only for one or more of the following reasons:
(i) Nonpayment of premium;
(ii) Fraud or material misrepresentation affecting the bond or in the presentation of a claim under the bond;
(iii) Violation of any provision of the bond; or
(iv) Substantial increase in hazard, provided the Underwriter has secured approval for the cancellation form the
Commissioner of Insurance.

C. If the Underwriter cancels this bond the Underwriter will cancel by:
Giving to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the
Underwriter cancels for nonpayment of premium; or

Mailing or delivering to the Insured written notice of cancellation at least 60 days before the effective date of cancellation if the Underwriter cancels for any other reason.

Notice of cancellation will state the reason for cancellation.

Notice of cancellation will be mailed by certified mail to the Insured's last known address. However, the
Underwriter may deliver any notice instead of mailing it.

ICB064 Ed. 7-04	Page 1 of 2
© 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved

3. A new section is added to the bond as follows:

Election Not to Issue a New Bond

If the Underwriter elects not to issue a new bond, it will mail by certified mail or deliver written notice to the Insured at the last mailing address known to the Underwriter. The Underwriter will mail or deliver this notice at least 60 days before the:
(a) Expiration date of the bond; or
(b) Anniversary date of the bond if it has been written for a term of more than one year. This provision does not apply:
(a) If the Underwriter has manifested its willingness to renew; (b) In case of nonpayment of premium; or
(c) If the Insured does not pay any advance premium required by the Underwriter for renewal. If the Underwriter fails to mail or deliver proper notice, this bond will end on the effective date of any other bond with respect to coverage designated in both bond.
4. A new section is added to the bond as follows:

Election to Issue a New Bond

If the Underwriter elects to issue a new bond and it has the necessary information to do so, the Underwriter will confirm its intention to issue the new bond and the premium at which it will issued, in writing, at least 60 days prior to expiration.

If we do not comply with these provisions.

(a) The premium for the new coverage will be based on the rates in effect under the expiring or expired bond or at rates in effect on the expiration date which have been approved by the Commissioner, whichever are lower;
(b) The new bond will be provided on a pro-rata basis and will continue for 60 days after the Underwriter confirms renewal coverage and premium;

If you accept the renewal bond, paragraphs (a) and (b) do not apply.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
_____________________________________________
Authorized Representative

INSURED

IBC064 Ed. 7-04	Page 2 of 2
(c) 2004 The St. Paul Travelers Companies, Inc. All Right Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT
FORMING PART OF	OR RIDER EXECUTED	OR RIDER
BOND OR POLICY NO.		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY

490PB1983	9/24/08	07/29/08

* ISSUED TO
Sentinel Group Funds, Inc.

AMEND SECTION 4. - LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS DESIGNATE PERSONS FOR
DISCOVERY OF LOSS MEL2555 Ed. 3-05 - For use with ICB005 Ed. 7-04
It is agreed that:

Section 4. - Loss - Notice - Proof - Legal Proceedings of the attached bond is amended by deleting the second sub-
paragraph and replacing it with the following:

Discovery occurs when the

Senior Executive Officer or the Risk Management Specialist

of the Insured:

(a) first becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered under this bond has been or will be incurred regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not be then known.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
_____________________________________________
Authorized Representative

INSURED

(c) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF
FORMING PART OF BOND OR	RIDER EXECUTED	ENDORSEMENT OR RIDER
POLICY NO.		12:01 A.M. STANDARD
TIME AS SPECIFIED IN
THE BOND OR POLICY
490PB1983	9/24/08
07/29/08

* ISSUED TO
Sentinel Group Funds, Inc.

AMEND SECTION 13. TERMINATION
For use with ICB005 - Ed. 7/04
MEL3281 - Ed. 5/05

It is agreed that:

This Bond is amended by deleting from SECTION 13. TERMINATION, the term "60 days" under the first paragraph and substituting "90 days".

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
_____________________________________________
Authorized Representative

INSURED
(c) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR
FORMING PART OF	OR RIDER EXECUTED	RIDER
BOND OR POLICY NO.		12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY

490PB1983	9/24/08	07/29/0

ISSUED TO
Sentinel Group Funds, Inc.

NON-ACCUMULATION ENDORSEMENT
For use with ICB005 Ed. 7/04 and FIICIOO Ed. 02/06 MEL3983 Ed. 2/06

It is agreed that:

The liability of the Underwriter under this bond shall not be cumulative with amounts which may be recoverable under anyone or more bonds written by 490PB1981 for National Life Holding Company, 490PBl. 984 for Equity Services Inc.
& 490PB1982 for Sentinel Financial Services Company

The liability of the Underwriter for any loss payable under this bond and any other bond shall not exceed in the aggregate the largest applicable single limit of liability under any such bond.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By
_____________________________________________
Authorized Representative

INSURED

(c) 2006 The Travelers Companies, Inc.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
ATTACHED TO AND	DATE ENDORSEMENT OR	* EFFECTIVE DATE OF
FORMING PART OF BOND OR	RIDER EXECUTED	ENDORSEMENT OR RIDER
POLICY NO.		12:01 A.M. STANDARD
TIME AS SPECIFIED IN
THE BOND OR POLICY
490PB1983	9/24/08
07/29/08

* ISSUED TO
Sentinel Group Funds, Inc.

CONDITIONAL RENEWAL ENDORSEMENT (For use with Financial Institution Bond-Standard Form or
Investment Company Blanket Bond - Travelers Form) MEL5282 Ed. 07/07

In consideration of the premium charged, it is agreed that:

1. If the Underwriter agrees to offer a renewal of this Bond, the renewal premium will not exceed 110 % of the premium for this Bond. The terms, conditions, limitations and endorsements applicable to such renewal shall be the same as those in effect immediately prior to such Expiration Date, except that there will be no requirement that this endorsement be attached to and form part of the renewal policy.

2. This endorsement shall be of no effect, and any limitation on renewal terms will terminate automatically, if any one or more of the following occurs prior to the Expiration Date set forth in ITEM 2 of the Declarations:
a. notice shall have been given under this Bond of any Loss that exceeds or is reasonably likely to exceed $7,500.

b. the most recent Consolidated Financial Statement available prior to expiration of this Bond show a 10% net decrease in surplus relative to the comparable figures disclosed with the application process for this Bond;

c. the employee count as stated in the renewal application or total assets shown in the most recent Consolidated
Financial Statement available prior to expiration of this Bond increase greater than 20 % relative to the comparable figures disclosed in the application process for this Bond, whether such increase is caused by organic growth or by consolidation, merger, or purchase of assets, or any combination thereof or,

d. this Policy shall have been canceled pursuant to its terms.

If anyone or more of these events occurs, the rights arid obligations of all parties to this Bond in connection with its renewal and/or non-renewal shall be determined in accordance with its other terms, conditions and limitations, as the same may be modified by any other endorsement added to this Policy relating to its renewal and/or non-renewal.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By
_____________________________________________
Authorized Representative

INSURED

(c) 2007 The Travelers Companies, Inc.

STPAUL • TRAVELERS
Travelers
Bond & Financial Products
485 Lexington Avenue New York, NY 10017
Tel. 917-778-6163 Fax 917-778-7014

September 17, 2008

Sentinel Group Funds, Inc.
One National Life Drive
Montpelier, VT 05604

- through-

Marsh USA, Inc.
Hartford, CT

Re:	Financial Institution Bond Form No. 25
Policy No. 490PB1983
07/29/08 - 07/29/09

Interpretive Letter No.1

To Whom It May Concern:

It is understood and agreed that in the event of any dishonest or fraudulent act committed by any Soliciting Agent of the
Insured involving funds collected on the Insured's behalf which are to be remitted through any General Agent of the
Insured, the Underwriter will not subrogate against such General Agent if there is no evidence of collusion on the part of such General Agent in committing the dishonest or fraudulent act in question.

Very truly yours,

St. Paul Fire and Marine Insurance Company

By:	/s/ Michael Fields	.
Michael Fields, Authorized Representative

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces proceeded by an (*) need not be completed if this endorsement or rider and !be Bond or Policy have the same inception date
Attached to and Forming Part of	Date Endorsement or Rider	* Effective Date of Endorsement or Rider
Bond Or Policy No.	Executed	07/29/08
12:01 A.M. Standard Time as
490PB1983		Specified in the Bond or Policy

*ISSUED TO
Sentinel Group Funds, Inc

Amend Termination Provision - Designate persons for discovery of loss, and provide threshold for non-
employment related acts
It is agreed that:

1. Sub-paragraph (a) of Section 13. of the Conditions and Limitations, Termination, is deleted in its entirety and the following is substituted in lieu thereof:

(a) as to any Employee as soon as a Senior Executive Officer or Risk Management Specialist of the Insured who
is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or
Embezzlement on the part of such Employee without prejudice to any loss of any Property then in transit in the custody of such Employee (see Section 16 (d)), or

3. It is further agreed that the termination provisions outlined in sub-paragraph (a) will not apply if the dishonest or fraudulent act was committed outside the course of their employment at the Insured, occurred more than three years prior to discovery and involved a sum of less than $10.000. It is further agreed that this bond will cover any Employee with a prior dishonesty record provided the Underwriter or a prior bond Underwriter has agreed to waive the termination provisions for a previously reported dishonest or fraudulent act.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
_____________________________________________
Authorized Representative

ICB033 Ed. 7/04

Page 1of 1

DELIVERY INVOICE			The STPaul

Company: St. Paul Fire & Marine Insurance Company

I Sentinel Group Funds, Inc. N One National Life Drive
S Montpelier, VT 05604
U		Policy Inception/Effective Date: 07/29/08
R		Agency Number: 3126244
E		Marsh USA Inc.
D		Transaction Type:
A Margaret Teta		Renewal of #490PB1635
G Marsh USA Inc.		Transaction number: 04
E One State Street		Processing date: 08/29/08
N Hartford, CT 06103		Policy Number: 490PB1983
T

Policy Number	Description	Amount	Surtax/ Surcharge
490PB1983	Investment Company Blanket Bond	$8,624.

40724 Ed.12-90 Printed in U.S.A.

INSURED COPY

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSA TION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF
YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE
INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES
UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS
ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND
THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower
Square, 2GSA, Hartford, CT 06183

ND044 Rev. 1-08

TRAVELERS

HOW TO REPORT LOSSES, CLAIMS, OR POT8\ITIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:
· better protects the interests of all parties;
· helps Travelers to try to resolve losses or claims more quickly; and
· often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX
Use this number to report a loss, claim, or potential claim by fax toll free.
1-888-460-6622

US MAIL
Use this address to report a loss, claim, or potential claim by U S Mail.
Bond-FPS Claims Department Travelers
Mail Code NB08F
385 Washington Street Saint Paul, Minnesota 55102

EMAIL
Use this address to report a loss, claim, or potential claim by email.
Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage.
Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

ND059 Ed. 11-06 -1-
(c) 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

MARSH	Margaret M. Teta
Senior Vice President
Marsh USA Inc.
One State Street
Hartford, CT 06103-3187
860 723 5724 Fax 860 723 5750
Margaret.M.Teta@marsh.com
www.marsh.com

November 14,2008

Ms. Janet B. Reynolds Risk Manager
National Life of Vermont
One National Life Drive
Montpelier, Vermont 05604

Subject: Sentinel Group Funds, Inc.; 4/1/08-09 Policy Period;
Excess Carrier: St. Paul Mercury Insurance Company; Policy #590CM3251
Excess Mutual Fund Professional and Directors & Officers and Investment
Advisory Professional Liability Policy - Correction

Dear Janet,

As noted in my policy transmittal memo of 9/11/08, we had noted the following correction was pending from the carrier:
CNA policy # listed in Item 4 (A) was incorrect and should have reflected # 287231658.

Enclosed is the Excess Policy Declarations Amendment which reflects this correction.

Janet you should review the enclosed and advise Marsh within thirty days following your receipt of this letter of anything which you believe is not in accordance with the negotiated coverage and terms

Very Truly Yours,
/s/ Margaret m. Teta
Margaret M. Teta

ST PAUL • TRAVELERS

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.

ATTACHED TO AND	DATE ENDORSEMENT	* EFFECTIVE DATE OF
FORMING PART OF POLICY	OR RIDER EXECUTED	ENDORSEMENT OR RIDER
NO.		12:01 A.M. LOCAL TIME AS
SPECIFIED IN THE POLICY

590CM3251	09/24/08	04/01/08

* ISSUED TO
SENTINEL GROUP FUNDS, INC

EXCESS POLICY DECLARATIONS AMENDMENT XP017 Rev. 2-05

In consideration of the premium charged, it is understood and agreed that the policy is amended by replacing the Item(s)
in the Excess Policy Declarations with the corresponding Items(s) below indicated with an "X":

☐ Item 1. Insured and Insured's Address:

☐Policy Number:

 ☐Item 2. Policy Period
From: 12:01 A.M.
To: 12:01 A.M.
Local time at the address shown in Item 1.

☐ Item 3. Limit of Liability $

☒ Item 4. Followed Policy:
Insurer: Continental Casualty Company
Policy Number: 287231658
Coverage Section: Mutual Fund Professional and D & 0

☐Item 5. Schedule of Underlying Insurance:
	Coverage	Policy	Policy	Limit of	Retention
(A) Issuer of Primary Policy:	Section	Number	Period	Liability	Amount
to

(B) Other Underlying Insurers			to		NA

© 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

		to	NA
		to	NA
		to	NA
to
to
(C) Total Amount of Underlying Limit of Liability $		plus any applicable retentions or deductibles
under the Primary Policy
☐ Item 6. Premium: $
☐ Item 7. Extended Discover Period:
(a) Additional Premium:	% of Premium indicated in Item 6
(b) Additional Period:

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated

By
_______________________________
Authorized Representative

INSURED

(c) 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved